Exhibit 99.2

[Redacted Version]

SEVENTH AMENDMENT TO THE FIFTH AMENDED

AND RESTATED SYNDICATED CREDIT AGREEMENT

This Seventh Amendment to the Fifth Amended and Restated Syndicated Credit Agreement is dated as of May 7, 2015 between Advantage Oil & Gas Ltd., as borrower (the “Borrower”), The Bank of Nova Scotia, in its capacity as lead arranger, administrative agent and bookrunner (in such capacity, the “Agent”), National Bank of Canada, as syndication agent, Royal Bank of Canada, as documentation agent, and The Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches and Wells Fargo Bank, N.A., Canadian Branch, as lenders (together with certain other Persons which become lenders from time to time, the “Lenders”) and is made with reference to the Fifth Amended and Restated Syndicated Credit Agreement dated as of April 14, 2011 between the Borrower, the Agent and the Lenders, as amended June 17, 2011, May 17, 2012, April 30, 2013, October 22, 2013, February 14, 2014 and May 29, 2014 (as amended, the “Credit Agreement”).

RECITALS

A. On the basis of the most recent Independent Engineering Report delivered by the Borrower to the Agent pursuant to Section 11.1(m)(i) of the Credit Agreement, the Lenders have agreed to revise the Borrowing Base Limit pursuant to Section 7.1(a) of the Credit Agreement from Cdn. $400,000,000 to Cdn. $450,000,000 and increase the Authorized Revolving Amount accordingly.

B. The amendment described in Recital A shall be on the terms and subject to the conditions contained in this Amending Agreement.

NOW THEREFORE for good and valuable consideration, including the agreements, provisions and covenants herein contained, the receipt and sufficiency of which is acknowledged by the Parties to this Amending Agreement, the Parties agree as follows:

1.            INTERPRETATION

1.1           Capitalized Terms from the Credit Agreement. Where capitalized terms are used in this Amending Agreement but not defined, they shall have the definitions given to them in the Credit Agreement.

1.2           Capitalized Terms in this Amending Agreement. The following capitalized terms shall have the definitions set out below:

(a)	“Agent” is defined in the preamble of this Amending Agreement.

(b)	“Amended Credit Agreement” is defined in Section 4.1(a).
(c)	“Amending Agreement” means this seventh amendment to the Credit Agreement together with any appendices attached to this Amending Agreement.
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(d)	“Borrower” is defined in the preamble of this Amending Agreement.
(e)	“Closing” is defined in Section 3.1.
(f)	“Credit Agreement” is defined in the preamble of this Amending Agreement.
(g)	“Current Commitment” means the Revolving Commitment of each Lender under the Credit Facility, which for clarity is set out on Appendix 1.
(h)	“Lenders” is defined in the preamble of this Amending Agreement.
(i)	“New Authorized Revolving Amount” means Cdn. $430,000,000, being the revised Authorized Revolving Amount that becomes effective on Closing.
(j)	“New Commitment” means the Revolving Commitment of each Lender under the Credit Facility that becomes effective on Closing and which is set out on Appendix 2.
(k)	“Parties” means the Borrower, the Agent and the Lenders.
(l)	“Seventh Amendment Closing Date” means the date on which the Closing occurs.

1.3           References to the Credit Agreement and the Other Loan Documents. For greater certainty, on and after Closing, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Credit Agreement and each reference in the other Loan Documents to the “Credit Agreement,” “thereunder,” “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Credit Agreement.

1.4           References. References to Recitals, Sections and Appendices, unless otherwise specified, mean Recitals and Sections of and Appendices to this Amending Agreement.

1.5           Headings. Section and subsection headings in this Amending Agreement are included for convenience of reference only and do not constitute a part of this Amending Agreement for any other purpose and shall not be given any substantive effect.

2.            AMENDMENTS TO CREDIT AGREEMENT AND EXTENSION

2.1           Definitions in the Credit Agreement. The following definitions in Section 1.1 of the Credit Agreement are amended in the manner set out below:

(a)	Authorized Revolving Amount. The definition of “Authorized Revolving Amount” is amended by replacing “Cdn. $380,000,000” with “Cdn. $430,000,000”.

(b)	Applicable Pricing Margin. The definition of “Applicable Pricing Margin” is amended by replacing the term “Consolidated Debt to Cash Flow Ratio” in the fourth and fifth lines of the definition and at the top of the second column from the left therein with the term “Consolidated Debt to EBITDA Ratio”.
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(c)	BA Margin. The definition of “BA Margin” is amended by replacing the term “Consolidated Debt to Cash Flow Ratio” in the fourth and fifth lines of the definition and at the top of the second column from the left therein with the term “Consolidated Debt to EBITDA Ratio”.
(d)	Cash Flow. The second and third lines of the last paragraph of the definition of “Cash Flow” is amended to replace “shall be annualized on the basis that it had been Cash Flow for one year prior to the date of such calculation” with “shall be included in the calculation of the Cash Flow for twelve (12) months trailing such Material Acquisition”. The fifth and sixth lines of that last paragraph is amended to replace “shall be removed from the annualized Cash Flow of the Borrower on the basis that it had not been Cash Flow during the one year prior to the date of calculation” with “shall be removed from the calculation of the Cash Flow for twelve (12) months trailing such Material Disposition.”
(e)	Consolidated Debt to Cash Flow Ratio. The definition of “Consolidated Debt to Cash Flow Ratio” is amended to read as follows:

““Consolidated Debt to EBITDA Ratio” means, as of the last day of a Quarter, the ratio of Debt to EBITDA at such date as determined by reference to the financial statements of the Borrower delivered pursuant to Sections 11.1(j) and (k) as at such date.”

(f)	EBITDA. The following definition is added:

““EBITDA” means, for any fiscal period and as determined in accordance with GAAP in respect of the Borrower, the Net Income for such period, plus (in each case, on a Consolidated Basis):

(a)	Interest Expense to the extent deducted in determining such Net Income; plus
(b)	all amounts deducted in the calculation of such Net Income in respect of the provision for income taxes; plus
(c)	all amounts deducted in the calculation of such Net Income in respect of non-cash items, including depreciation, depletion, amortization (including amortization of goodwill and other intangibles), accretion, deferred income taxes, foreign currency obligations, non-cash losses resulting from marking-to-market the outstanding hedging and financial instrument obligations, non-cash compensation expenses, provisions for impairment of oil and gas assets and any other non-cash expenses for such period; plus
(d)	to the extent deducted in the calculation of such Net Income, losses from asset sales; plus
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(e)	losses attributable to extraordinary and non-recurring losses, in each case to the extent deducted in the calculation of such Net Income;

less (in each case, on a Consolidated Basis), without duplication:

(A)	earnings attributable to extraordinary and non-recurring earnings and gains, in each case to the extent included in the calculation of such Net Income;
(B)	to the extent included in the calculation of such Net Income, gains from asset sales;
(C)	Net Income attributable to or generated from and minority interest in a Person owned by a Loan Party, except for any cash distributions actually received by the Loan Parties;
(D)	all cash payments during such period relating to non-cash charges which were added back in determining EBITDA in any prior period; and
(E)	to the extent included in such Net Income, any other non-cash items increasing such Net Income for such period, including non-cash gains resulting from marking-to-market the outstanding hedging and financial instrument obligations for such period, with all of the amounts in paragraphs (a) to (e) and (A) to (E) above being annualized on a rolling four Quarter basis. In the event of any Material Acquisition, for one year after such Material Acquisition, the portion of the EBITDA relating to the Material Acquisition shall be included in the calculation of the EBITDA for twelve (12) months trailing such Material Acquisition. In the event of any Material Disposition, for one year after such Material Disposition, the portion of the EBITDA relating to the Material Disposition shall be removed from the calculation of the EBITDA for twelve (12) months trailing such Material Disposition.”

(g)	Libor Margin. The definition of “Libor Margin” is amended by replacing the term “Consolidated Debt to Cash Flow Ratio” in the fourth and fifth lines of the definition and at the top of the second column from the left therein with the term “Consolidated Debt to EBITDA Ratio”.
(h)	Prime Rate Margin. The definition of “Prime Rate Margin” is amended by replacing the term “Consolidated Debt to Cash Flow Ratio” in the fourth and fifth lines of the definition and at the top of the second column from the left therein with the term “Consolidated Debt to EBITDA Ratio”.
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(i)	Standby Margin. The definition of “Standby Margin” is amended by replacing the term “Consolidated Debt to Cash Flow Ratio” to “Consolidated Debt to EBITDA Ratio”.
(j)	U.S. Base Rate Margin. The definition of “U.S. Base Rate Margin” is amended by replacing the term “Consolidated Debt to Cash Flow Ratio” to “Consolidated Debt to EBITDA Ratio”.
(k)	Term Conversion Date. The definition of “Term Conversion Date” in Section 1.1 of the Credit Agreement is amended to read as follows:

““Term Conversion Date” means, in respect of each Lender, June 10, 2016, as such date may be extended under Section 5.2(b).”

2.2           Amendment to Applicable Pricing Margins Adjustment Section. Section 3.6 of the Credit Agreement is amended by replacing the term “Consolidated Debt to Cash Flow Ratio” in the second and fourth lines and the third last line of that section with the term “Consolidated Debt to EBITDA Ratio”.

2.3           Compliance Certificate. Schedule “E” to the Credit Agreement is replaced by the Schedule “E” attached to this Amending Agreement as Appendix 1.

2.4           Term Conversion Date. Each Lender agrees pursuant to Section 5.2(b) of the Credit Agreement to extend the Term Conversion Date applicable to such Lender by 364 days to June 10, 2016.

2.5           Borrowing Base Limit. Each Lender agrees pursuant to Section 7.1(a) of the Credit Agreement to increase the Borrowing Base Limit from Cdn. $400,000,000 to Cdn. $450,000,000.

2.6           Date as of which certain amendments become effective. For the purposes of calculating the Applicable Pricing Margin, the amendments contemplated in Sections 2.1(b) to (j), 2.2 and 2.3 shall become effective on the first day following the end of the second Quarter of 2015 (the "Pricing Change Date"); provided that for greater certainty, if the Borrower delivers a Compliance Certificate in the form attached to this Amending Agreement as Appendix 1 (the "New Compliance Certificate") concurrent with its delivery of the Compliance Certificate required pursuant to Section 11.1(l) of the Credit Agreement in respect of the first Quarter of 2015, any change to any Applicable Pricing Margin referenced in Section 3.6 of the Credit Agreement to be effective on the Pricing Change Date shall be based upon the Consolidated Debt to EBITDA Ratio set forth in the New Compliance Certificate.

2.7           Fee. In consideration of the Lenders agreeing to extend the Term Conversion Date and to increase the Borrowing Base Limit pursuant to this Amending Agreement, the Borrower agrees to pay to the Lenders an extension and commitment increase fee calculated on the basis of [Redacted] BPs on the Current Commitment of each Lender, and [Redacted] BPs on the difference between the Current Commitment and New Commitment of each Lender. Such commitment extension and increase fee will be fully earned on the date of the execution and delivery of this Amending Agreement.

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2.8           Lender Commitments. Schedule “G” to the Credit Agreement (which for certainty is attached as Appendix 2) is hereby replaced by the Schedule “G” attached to this Amending Agreement as Appendix 3.

3.            CONDITIONS PRECEDENT TO EFFECTIVENESS

3.1           Conditions Precedent. The amendments to the Credit Agreement provided for in Section 2 shall become effective upon the satisfaction of the following conditions precedent (such satisfaction or waiver of all of the conditions precedent being the “Closing”):

(a)	the representations and warranties contained or adopted herein shall be true and correct as of the date hereof and the Agent shall have received an officer’s certificate from the Borrower certifying that such representations and warranties are and remain accurate as of Closing;
(b)	there shall exist no Default or Event of Default as of the date hereof and the Agent shall have received an officer’s certificate from the Borrower certifying this to be the case as of Closing;
(c)	the Borrower shall have paid to the Agent the fees payable to the Lenders under Section 2.7;
(d)	the Agent shall have received nine (9) original copies of this Amending Agreement, duly executed by the Borrower, the Agent and the Lenders;
(e)	the Agent shall have received four (4) original copies of an officer’s certificate from the Borrower certifying as to any changes to the constating documents or by-laws since the delivery to the Agent of an officer’s certificate dated as of February 15, 2014, the authorization of this Amending Agreement, incumbency and such other matters as the Agent reasonably requires, in form and substance satisfactory to the Agent;
(f)	the Agent shall have received four (4) copies of an opinion of the Borrower’s Counsel with respect to corporate status, corporate authority, authorization, execution, delivery and validity and enforceability and such other matters as the Agent reasonably requires, in form and substance satisfactory to the Agent; and
(g)	the Agent shall have received four (4) copies of an opinion of the Agent’s and Lenders’ counsel, in form and substance satisfactory to the Agent.

3.2           Waiver of Conditions Precedent. The Lenders may waive the conditions precedent set out in Section 3.1 in whole or in part on such terms as they deem appropriate in their absolute discretion.

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4.            REPRESENTATIONS AND WARRANTIES

4.1           The Borrower hereby represents and warrants to the Agent and the Lenders, and acknowledges that the Agent and the Lenders are relying upon such representations and warranties in entering into this Amending Agreement, and in making the amendments to the Credit Agreement provided for in Section 2, that as of the date hereof:

(a)	the Borrower has the full corporate power and capacity to enter into this Amending Agreement and to perform its obligations under this Amending Agreement and the Credit Agreement, as amended by this Amending Agreement (the Credit Agreement, as amended by this Amending Agreement, being the “Amended Credit Agreement”);

(b)	the execution and delivery by the Borrower of this Amending Agreement and the performance by the Borrower of its obligations under the Amended Credit Agreement have been duly authorized by all necessary corporate action on the part of the Borrower;

(c)	the execution and delivery by the Borrower of this Amending Agreement and the performance by the Borrower of its obligations under the Amended Credit Agreement do not conflict with or contravene or constitute a default under (i) the constating documents, the by-laws or any resolutions of the Borrower; (ii) any agreement or instrument to which the Borrower is a party or by which it is bound; (iii) the Material Contracts; and (iv) any Applicable Law affecting or in respect of the Borrower or any of its Property, except to the extent that any such conflict, contravention or default would not have a Material Adverse Effect;

(d)	this Amending Agreement has been duly executed and delivered by the Borrower;

(e)	this Amending Agreement and the Amended Credit Agreement are legal, valid and binding obligations of the Borrower, enforceable against the Borrower by the Agent and the Lenders in accordance with their terms, except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally;

(f)	the representations and warranties contained in Section 10.1 of the Credit Agreement (other than those in Subsections 10.1(q)(i), 10.1(r) and 10.1(s) of the Credit Agreement) are and will be true, correct and complete in all material respects on and as of the date hereof, except to the extent such representations and warranties specifically relate to an earlier date;

(g)	as of the Seventh Amendment Closing Date, the Borrower has given to the Agent all material information in its possession or available to it and relevant to the assessment of credit facilities of the type provided under the Credit Agreement, and in addition, all information necessary to make any statements contained herein not misleading in the light of the circumstances in which they were given; and
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(h)	as of the Seventh Amendment Closing Date, (1) the Equity Securities of the Borrower continue to be publicly listed, (2) the Borrower is the legal and beneficial owner of all of the issued and outstanding Equity Securities in Best Pacific (US) Inc. and Sound Energy Trust, neither of which are Material Subsidiaries, (3) Sound Energy Trust is the legal and beneficial owner of all issued and outstanding Equity Securities in Sound 1 Trust, and Sound 1 Trust is not a Material Subsidiary, and (4) there are no Material Subsidiaries.

5.            MISCELLANEOUS

5.1           Credit Agreement and other Loan Documents. Except as specifically amended by this Amending Agreement, the Credit Agreement and all other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

5.2           Waivers. The execution, delivery and performance of this Amending Agreement shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of, any right, power or remedy of the Agent or the Lenders under the Credit Agreement or any of the other Loan Documents.

5.3           Fees and Expenses. The Borrower acknowledges that all reasonable costs, fees and expenses as described in Section 3.3 of the Credit Agreement incurred by Agent and its counsel with respect to this Amending Agreement shall be for the account of Borrower.

5.4           Applicable Law. This Amending Agreement and the rights and obligations of the Parties hereunder shall be governed by, and shall be construed and enforced in accordance with, the internal laws of the Province of Alberta and the federal laws of Canada applicable therein.

5.5           Counterparts. This Amending Agreement may be executed in any number of counterparts and by different Parties in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. Faxed or electronic copies of signatures shall be treated as originals for all purposes.

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IN WITNESS WHEREOF, the Parties have caused this Amending Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

BORROWER: ADVANTAGE OIL & GAS LTD. Per: [Signed]________________________ Name: Title:	AGENT: THE BANK OF NOVA SCOTIA Per: [Signed]_______________________ Name: Title: [Signed]_______________________ Name: Title:
LENDERS: THE BANK OF NOVA SCOTIA Per: [Signed]_______________________ Name: Title: [Signed]_______________________ Name: Title:	NATIONAL BANK OF CANADA Per: [Signed]_______________________ Name: Title: [Signed]_______________________ Name: Title:
ROYAL BANK OF CANADA Per: [Signed]_______________________ Name: Title: Name: Title:	CANADIAN IMPERIAL BANK OF COMMERCE Per: [Signed]_______________________ Name: Title: [Signed]_______________________ Name: Title:
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UNION BANK, CANADA BRANCH Per: [Signed]_______________________ Name: Title: ______________________________ Name: Title:	ALBERTA TREASURY BRANCHES Per: [Signed]_______________________ Name: Title: [Signed]_______________________ Name: Title:
WELLS FARGO BANK, N.A., CANADIAN BRANCH Per: [Signed]_______________________ Name: Title: ______________________________ Name: Title:

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APPENDIX 1 - compliance certificate

SCHEDULE “E”

ADVANTAGE OIL & GAS LTD.

FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

COMPLIANCE CERTIFICATE

TO:	The Bank of Nova Scotia
Global Loan Syndications Canada
Agency Services
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6
Facsimile Number: (416) 866-3329
Attention: Head, Agency Services

and to:

The Bank of Nova Scotia

Global Banking and Markets

Suite 2000, 700 - 2nd Street S.W.

Calgary, Alberta T2P 2W1

Facsimile Number:             (403) 221-6497

Attention:                           Director

RE:	Fifth Amended and Restated Syndicated Credit Agreement dated as of April 14, 2011 between Advantage Oil & Gas Ltd., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the “Agent”), National Bank of Canada and Bank of Montreal, as Co-Syndication Agents, and Royal Bank of Canada, as Documentation Agent, and The Bank of Nova Scotia, National Bank of Canada, Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches, BNP Paribas (Canada), HSBC Bank Canada and certain other institutions which are or which become lenders thereunder, as Lenders, as amended (as amended or restated from time to time, the “Credit Agreement”)

Capitalized terms in this Compliance Certificate shall have the meanings given to them in the Credit Agreement, except for the term “Availments”, which has the meaning given to it in the Operating Credit Agreement.

I, ___________________ of the City of Calgary, in the Province of Alberta, hereby certify as follows:

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(a)	I am the __________________ of the Borrower.
(b)	I am familiar with and have examined the provisions of the Credit Agreement and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower as I have deemed necessary for purposes of this Compliance Certificate.
(c)	All of the representations and warranties of the Borrower which are repeated upon each Accommodation pursuant to Section 10.1 of the Credit Agreement are, as of the date hereof and except as expressed as of a specified date, true and correct in all material respects [except: state exceptions].
(d)	As of the date of this Compliance Certificate, no Default or Event of Default has occurred under the Credit Agreement and no event or circumstances has occurred and is continuing which with notification or the lapse of time or both would constitute a Default or Event of Default under the Credit Agreement.
(e)	This Certificate and the calculations set forth in this paragraph 5 apply to the fiscal period ending ______________ , ______ and as of such date:
(i)	The ratio of:
A.	Cash Flow over the 4 Quarters ending _______, ____ of:

$

B. to Interest Expense over that same period of: $

equals:                      :

(ii)	The Consolidated Debt to EBITDA Ratio as at ______________ (being the last day of the most recently ended Quarter) and being the ratio of:

A. Debt as at such date of : $

B.	to annualized EBITDA over the 4 Quarters ending _______, ____ of:

$

equals:                       :

(iii)	Attached hereto is a summary of all Hedge Transactions entered into by the Borrower or any Material Subsidiary, setting out all Hedge Liens (other than the Security Documents) which are extant and the exposure, on a mark-to-market basis, of the Borrower and any Material Subsidiary as at the end of such Quarter, under all outstanding Hedge Transactions.
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(iv)	Attached hereto is a summary of all Subordinated Third Party Indebtedness outstanding as of the last day of the most recently ended Quarter, including the lenders, holders or trustees thereof and the amounts outstanding thereunder.
(f)	This Compliance Certificate is given by the undersigned Responsible Officer in his or her capacity as an officer of the Borrower without personal liability.

DATED this _____ day of __________________ , _____________, at Calgary, Alberta.

ADVANTAGE OIL & GAS LTD.

Per:

Name:

Title:

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APPENDIX 2 - current commitments

SCHEDULE “G”

ADVANTAGE OIL & GAS LTD.

FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

SCHEDULE OF LENDERS AND THEIR COMMITMENTS

	Name and address of Lenders	Revolving Commitments
1.	The Bank of Nova Scotia Corporate Banking - Energy 2000 700 2nd Street S.W. Calgary, Alberta, T2P 2N7
2.	National Bank of Canada 18th Floor, 311 - 6th Avenue SW Calgary, AB T2P 3H2
3.	Royal Bank of Canada Corporate Banking, RBC Capital Markets 11th Floor, 335 - 8th Avenue S.W. Calgary, Alberta, T2P 1C9
4.	Canadian Imperial Bank of Commerce Oil & Gas Group 9th Floor Bankers Hall 855 - 2nd Street SW Calgary, Alberta T2P 2P2	Cdn. $[Amounts Redacted]
5.	Union Bank, Canada Branch Suite 730, 440 2nd Avenue SW Calgary, Alberta T2P 5E9
6.	Alberta Treasury Branches 600 444-7th Avenue S.W. Calgary, Alberta T2P 0X8
7.	Wells Fargo Bank, N.A., Canadian Branch 2711 - 308, 4th Ave SW Calgary, AB T2P 0H7
	Aggregate Revolving Commitments	Cdn. $380,000,000

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APPENDIX 3 - New commitments

SCHEDULE “G”

ADVANTAGE OIL & GAS LTD.

FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

SCHEDULE OF LENDERS AND THEIR COMMITMENTS

	Name and address of Lenders	Revolving Commitments
1.	The Bank of Nova Scotia Corporate Banking - Energy 2000 700 2nd Street S.W. Calgary, Alberta, T2P 2N7
2.	National Bank of Canada 18th Floor, 311 - 6th Avenue SW Calgary, AB T2P 3H2
3.	Royal Bank of Canada Corporate Banking, RBC Capital Markets 11th Floor, 335 - 8th Avenue S.W. Calgary, Alberta, T2P 1C9
4.	Canadian Imperial Bank of Commerce Oil & Gas Group 9th Floor Bankers Hall 855 - 2nd Street SW Calgary, Alberta T2P 2P2	Cdn. $[Amounts Redacted]
5.	Union Bank, Canada Branch Suite 730, 440 2nd Avenue SW Calgary, Alberta T2P 5E9
6.	Alberta Treasury Branches 600 444-7th Avenue S.W. Calgary, Alberta T2P 0X8
7.	Wells Fargo Bank, N.A., Canadian Branch 2711 - 308, 4th Ave SW Calgary, AB T2P 0H7
	Aggregate Revolving Commitments	Cdn. $430,000,000

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